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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
PROPOSED CHANGE OF AUDITORS

This announcement is made by Semiconductor Manufacturing International Corporation (the ‘‘Company’’) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the ‘‘Board’’) of the Company announces that Deloitte Touche Tohmatsu (‘‘Deloitte’’) will retire as the auditors of the Company upon expiration of its current term of office at the conclusion of the forthcoming annual general meeting of the Company to be held on 27 June 2014 (the ‘‘AGM’’).

The Board has unanimously resolved, with recommendation from the audit committee of the Company (the ‘‘Audit Committee’’), to propose the appointment of PricewaterhouseCoopers (“PwC”) as the auditors of the Company at the AGM following the retirement of Deloitte and to hold office from the conclusion of the AGM until the conclusion of the next following annual general meeting of the Company, subject to the approval of the shareholders of the Company (the ‘‘Shareholders’’) at the AGM. Deloitte has been the auditors of the Company since 2001. Consistent with good corporate governance practice, the Board considers that a rotation of auditors will help enhance the independence of the auditors and the effectiveness of the audit services. The Board is of the view that the proposal for appointing PwC as auditors of the Company would be in the best interest of the Company and the Shareholders as a whole.

Deloitte has confirmed in writing that there are no matters in relation to its cessation to act as the Company’s auditors that need to be brought to the attention of the Shareholders. The Board has also confirmed that there are no disagreements or outstanding matters between the Company and Deloitte, and the Board is not aware of any other matters in relation to the change of auditors that need to be brought to the attention of the Shareholders.

An ordinary resolution will be proposed at the AGM to appoint PwC as the auditors of the Company (the “Proposed Appointment”) and authorize the Audit Committee to fix their remuneration. A circular containing, among other things, details of the Proposed Appointment together with the notice convening the AGM will be despatched to the Shareholders on or around 28 May 2014.

The Board would like to take this opportunity to express its sincere gratitude to Deloitte for their services rendered to the Company over the past years.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 29 April 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan